UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 15, 2024

Date of Report (date of earliest event reported)

GIGCAPITAL5, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40389	86-1728920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GIA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

As previously disclosed, on December 13, 2023, GigCapital5, Inc. (the “Company”) issued an additional unsecured non-convertible promissory note to GigAcquisitions5, LLC, a Delaware limited liability company (the “Sponsor”), as amended on February 7, 2024 (the “Second Non-Convertible Working Capital Note”) for a collective principal amount of $262,246.92.

On February 15, 2024, the Company amended and restated the Second Non-Convertible Working Capital Note (the “Third Non-Convertible Working Capital Note”) to reflect an additional principal amount of $35,000 extended by the Sponsor to the Company for a collective principal amount under the Third Non-Convertible Working Capital Note of $297,246.92. The Third Non-Convertible Working Capital Note was issued to provide the Company with additional working capital and will not be deposited into the Trust Account. The Company issued the Third Non-Convertible Working Capital Note in consideration for an additional loan from the Sponsor to fund the Company’s working capital requirements.

The Third Non-Convertible Working Capital Note bears no interest and is repayable in full upon the consummation of a business combination by the Company.

A copy of the Third Non-Convertible Working Capital Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.07	Submission of Matters to a Vote of Security Holders

At the Annual Meeting, of the 8,657,593 shares of common stock outstanding and entitled to vote, 8,136,762 shares were represented, constituting a quorum. The final results for the matter submitted to a vote of stockholders at the Annual Meeting are as follows:

Proposal 1: The stockholders approved and adopted the Business Combination Agreement, dated as of December 8, 2022, as amended (the “Business Combination Agreement”), by and among the Company, QT Imaging, Inc. (“QT Imaging”), and QTI Merger Sub, Inc. (“Merger Sub”), and approved the transactions contemplated thereby (together, the “Business Combination”), including the merger of Merger Sub with and into QT Imaging, with QT Imaging surviving the merger, and the issuance of common stock of the Company to QT Imaging equity holders as merger consideration, by the votes set forth in the table below:

For	Against	Abstained
8,136,762	0	0

Proposal 2: The stockholders voted in favor of considering and voting upon a proposal to amend the Company’s current amended and restated certificate of incorporation (“Charter”) to provide for the classification of its Board into three classes of directors with staggered three-year terms of office and to make certain related changes:

For	Against	Abstained
8,136,762	0	0

Proposals 3A and 3B: The stockholders voted in favor of authorizing an additional share capital to the aggregate of 510,000,000 shares, consisting of 500,000,000 shares of common stock, and 10,000,000 shares of preferred stock, and amending the Company’s Charter to provide for certain additional changes, including but not limited to, changing the Company’s name from “GigCapital5, Inc.” to “QT Imaging Holdings, Inc.” and eliminating certain provisions specific to GigCapital5’s status as a blank check company:

For	Against	Abstained
8,136,762	0	0

Proposal 4: The stockholders approved the election, effective upon the closing of the Business Combination (the “Closing”), of seven directors to serve staggered terms on the Board until the 2025, 2026 and 2027 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified:

For	Against	Abstained
8,136,762	0	0

Proposal 5: The stockholders approved, for purposes of complying with applicable listing rules of the Nasdaq Global Market, (i) the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination, including up to 14,778,170 shares of common stock to the QT Imaging equity holders; and (ii) the issuance of an aggregate of up to $50,000,000 of common stock of QT Imaging Holdings, Inc. from time to time to Yorkville over a 36-month period following the Closing pursuant to the Yorkville Financing:

For	Against	Abstained
8,136,762	0	0

Proposal 6: The stockholders approved the QT Imaging Holdings, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”), including the authorization of the initial share reserve under such Incentive Plan:

For	Against	Abstained
8,013,048	123,714	0

No other items were presented for stockholder approval at the Annual Meeting.

Item 7.01	Regulation FD Disclosure.

The information set forth below under this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

On February 22, 2024, the Company issued a press release announcing the results of the Annual Meeting. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

Exhibit Number

10.01	Third Non-Convertible Working Capital Note dated February 15, 2024

99.1	Press Release, dated February 22, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2024

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer, President, Secretary, and Director

Exhibit 10.01

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THIRD AMENDED AND RESTATED PROMISSORY NOTE

February 15, 2024

Principal Amount: $297,246.92

GigCapital5, Inc., a Delaware corporation and blank check company (the “Maker”), promises to pay to the order of GigAcquisitions5, LLC, a Delaware limited liability company, or its registered assigns or successors in interest (the “Payee”), or order, the principal sum of Two Hundred and Ninety Seven Thousand Two Hundred Forty Six Dollars and Ninety Two Cents ($297,246.92) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The principal balance of this Note shall be payable by the Maker on the earlier of: (i) the date on which Maker consummates its initial business combination or (ii) the date that the winding up of the Maker is effective (such date, the “Maturity Date”). The principal balance may be prepaid at any time, at the election of Maker. Under no circumstances shall any individual, including but not limited to any executive officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the principal amount due pursuant to this Note within five (5) business days of the date specified above.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5. Remedies.

(a) Upon the occurrence and during the continuance of an Event of Default specified in Section 4(a) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence and during the continuance of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

6. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

7. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

8. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account (the “Trust Account”) established in connection with Maker’s initial public offering, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided however that upon the consummation of the initial business combination, Maker shall repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

14. Restatement. This Note amends, restates, supersedes and replaces that certain Promissory Note dated February 7, 2024, made in the principal amount of Two Hundred and Sixty Two Thousand Two Hundred Forty Six Dollars and Ninety Two Cents ($262,246.92) by Maker, payable to Payee, as amended (the “Prior Note”); provided, however, that the execution and delivery by the undersigned of this Note shall not, in any manner or circumstance, be deemed to be a payment of, a novation of or to have terminated, extinguished or discharged any of Maker’s indebtedness evidenced by the Prior Note, all of which indebtedness shall continue under and shall hereinafter be evidenced and governed by this Note. Any inconsistency between the terms of this Note and the Prior Note shall be controlled by the terms hereof.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

GIGCAPITAL5, INC.

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu, Chief Executive Officer, President and Secretary

GIGACQUISITIONS5, LLC

/s/ Avi Katz
Dr. Avi Katz, Manager

[Signature Page to Promissory Note]

Exhibit 99.1

GigCapital5, Inc. Announces Shareholder Approval of Business Combination

Palo Alto, CA – February 22, 2024 – GigCapital5, Inc. (“GigCapital5”) (NASDAQ: GIA) today announced that at the Annual Meeting of GigCapital5’s stockholders (the “Annual Meeting”) held on February 20, 2024, GigCapital5’s stockholders voted to approve the previously announced proposed business combination between GigCapital5, QT Imaging, Inc. (“QT Imaging”) and QTI Merger Sub, Inc. (“Merger Sub”), as well as all other proposals related to the Business Combination.

GigCapital5 plans to file the results of the Annual Meeting, as tabulated by an independent inspector of elections, on Form 8-K with the Securities and Exchange Commission today.

About GigCapital5

On December 8, 2022, GigCapital5 entered into a Business Combination Agreement (as amended, “BCA”) with QTI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital5 (“Merger Sub”), and QT Imaging, Inc. (“QT Imaging” and transactions contemplated by the Business Combination Agreement, the “Business Combination”). Pursuant to the terms of the BCA, Merger Sub will merge with and into QT Imaging (the “Merger”), with QT Imaging as the surviving company in the Merger, which after giving effect to the Merger will be a wholly owned subsidiary of GigCapital5 and will be renamed as QT Imaging Holdings, Inc. (“QTI Holdings”).

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of GigCapital5 and QT Imaging may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations of the management of QT Imaging with respect to the business and prospects of QT Imaging and the QTscan® and other products of QT Imaging, the benefits of the proposed Business Combination, the plans, expectations and intentions of QT Imaging and GigCapital5, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the future performance of QT Imaging, including the anticipated impact of the proposed Business Combination on this performance, the completion of the financing with Yorkville or the ability to raise any other financing in connection with the Business Combination, and the GigCapital5 ability to maintain its listing on any stock exchange. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigCapital5 and QT Imaging and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of GigCapital5, QT Imaging and QTI Holdings to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination and the BCA; (3) the inability to complete the proposed Business Combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the BCA Proxy Statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect QTI Holdings or the expected benefits of the proposed Business Combination or due to failure to obtain approval of the stockholders of GigCapital5 and QT Imaging or other conditions to closing; (4) the amount of redemption requests made by GigCapital5’s stockholders; (5) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the proposed Business Combination and (y) the business of QT Imaging and QTI Holdings; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (7) the inability to obtain or maintain the listing of GigCapital5 on the Nasdaq Stock Exchange or any other stock exchange or the listing of QTI Holdings’ common stock on the Nasdaq Stock Exchange or any other stock exchange following the proposed Business Combination; (8) the risk that the proposed Business

Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (9) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of QTI Holdings to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed Business Combination; (11) changes in applicable laws or regulations; (12) the demand for QT Imaging’s and QTI Holdings’ services together with the possibility that QT Imaging or QTI Holdings may be adversely affected by other economic, business, and/or competitive factors; (13) risks and uncertainties related to QT Imaging’s business, including, but not limited to, the ability of QT Imaging to increase sales of its output products in accordance with its plan; (14) risks related to the rollout of QT Imaging’s business and the timing of expected business milestones; (15) the effects of competition on QT Imaging’s business; (16) changes in domestic and foreign business, market, financial, political, and legal conditions; (17) the inability to close on the Yorkville SEPA or obtain any other financing to support the closing of the Business Combination and cover operating needs of QTI Holdings, and (18) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by GigCapital5 and (y) other documents filed or to be filed with the SEC by GigCapital5. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. GigCapital5 and QT Imaging do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

GigCapital5, Inc. Contact:

Brian Ruby, ICR, Brian.Ruby@icrinc.com